Contact

www.linkedin.com/in/toddfiore
(LinkedIn)

Top Skills

System Administration

Network Administration

Network Security

Certifications

Microsoft Certified Systems Engineer

Todd Fiore

Co-Founder and President at Sircles Co-Founder and CIO at Tech
Service 2U

Sacramento, California, United States

Experience

Sircles
Co-Founder and President
January 2019 - Present (6 years 4 months)
United States

Sircles is a social recommendations app focused on friends and family with a
mission of positivity, respect, and kindness. NO NEGATIVITY ALLOWED.

Tech Service 2 U
Co-Founder & CIO
August 2003 - Present (21 years 9 months)
Sacramento, California Area

Grubb & Ellis
Technical Services Analyst
August 1997 - January 2005 (7 years 6 months)
Sacramento, California Area

Enterprise Rent-A-Car
Management Trainee
May 1995 - July 1997 (2 years 3 months)
Sacramento

Education

California State University-Sacramento
Bachelor's degree, Business Administration, Strategic
Management · (1995 - 1999)